Filed Pursuant to Rule 433

Registration No. 333-197686

August 1, 2016

Terms and Conditions – Depositary Shares each representing a 1/100th interest in a share of Series D Non-Cumulative Perpetual Preferred Stock

Issuer:	Northern Trust Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/100th interest in a share of Series D Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$500,000,000 (500,000 Depositary Shares)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1/BBB+/BBB

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Term:	Perpetual

Dividend Payment Dates:	(i) April 1 and October 1, of each year, commencing on April 1, 2017, to and including October 1, 2026, and (ii) January 1, April 1, July 1 and October 1, of each year, commencing on January 1, 2027. Dividends will be payable in arrears on each dividend payment date. If any dividend payment date on or before October 1, 2026 is not a business day, then such date will nevertheless be a dividend payment date but dividends , when, as and if declared, will be paid on the next succeeding business day (without any adjustment to the amount of the dividend paid per share of the Preferred Stock). If any dividend payment date after October 1, 2026 is not a business day, then the next succeeding business day will be the applicable dividend payment date and dividends, when, as and if declared, will be paid on such next succeeding business day.

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 4.60%, semi-annually from the original issue date of the Preferred Stock to but excluding October 1, 2026, and (ii) a floating rate equal to Three-month LIBOR plus 3.202% quarterly from and including October 1, 2026, in each case, only if, when and as declared by the board of directors of the Issuer or a duly authorized committee thereof.

Day Count:	From August 8, 2016 to, but excluding, October 1, 2026, 30/360 From and including October 1, 2026, Actual/360

Trade Date:	August 1, 2016

Settlement Date:	August 8, 2016 (T+5)

Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 1, 2026 at a redemption price equal to $100,000 per share (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated August 1, 2016), at a redemption price equal to $100,000 per share (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the satisfaction of any conditions set forth in the capital regulations of the Federal Reserve applicable to the redemption of the Preferred Stock.

Neither the holders of Preferred Stock nor the holders of Depositary Shares will have the right to require the redemption or repurchase of the Preferred Stock or Depositary Shares.

Public Offering Price:	$1,000 per Depositary Share

Underwriting Discounts and Commissions:	$10 per Depositary Share

Net Proceeds to Issuer before Expenses:	$495,000,000

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Loop Capital Markets LLC UBS Securities LLC The Williams Capital Group, L.P. Wells Fargo Securities, LLC

CUSIP/ISIN for the Depositary Shares:	665859 AQ7/US665859AQ77

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc. at 1-888- 603-5847, (ii) Goldman, Sachs & Co. at 1-866-471-2526, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or (iv) Morgan Stanley & Co. LLC at 1-866-718-1649.

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